Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                                October 26, 2000



                  MATERIALS POSTED ON THE REGISTRANT'S WEBSITE


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AT&T SHAREOWNER SERVICES
WEB Q/A - ANNOUNCEMENTS

WHAT IS AT&T DOING?

On October 25, 2000, AT&T announced plans to create four publicly held companies from its current business groups:

-    AT&T WIRELESS, a leading provider of digital wireless services in the US
-    AT&T CONSUMER, built on our existing long-distance business
-    AT&T BROADBAND, created from the company's current cable assets
- AT&T BUSINESS, combining investments in business communications and networking


AT&T's Board of Directors has determined that it can better serve customers and shareowners by allowing these companies to do business separately. Under this new structure, each company will have complete responsibility for its individual product area and will not need to compete with other AT&T business units for capital resources. This will allow each new company to set priorities for the markets it serves.


AFTER THE FOUR NEW COMPANIES HAVE BEEN ESTABLISHED, IS THERE STILL GOING TO BE A SINGLE CENTRAL AT&T?

Yes. When all four companies have been established, AT&T will trade on the NYSE under the familiar "T" symbol. AT&T Business will be the principal unit represented by "T" and it will be the legal owner of the AT&T brand, which it will license to the other units. The three other individual companies created under this announcement will still share the AT&T brand, and have licensing and other cooperative agreements for working together. All the companies will also have access to common research resources, and will commit to the same high standards of quality. At the same time, they are fully independent companies, which allows them to operate with the flexibility they need in their individual markets.


WILL AT&T SHAREOWNERS RECEIVE SHARES IN ALL THESE COMPANIES?

AT&T is proceeding through a series of steps that are designed to complete the creation of these four companies. Provided all necessary regulatory and other approvals are received, AT&T shareowners will have the opportunity to exchange AT&T shares for shares in the Wireless tracking stock (subject to proration), and will receive shares in a Consumer tracking stock as well as in a new Broadband stock. Then, as presented in the business plan, what is now known as "T" would then come to represent the assets of AT&T Business.

HOW MANY SHARES WILL SHAREOWNERS GET? WHEN WILL THEY BE DISTRIBUTED?

It is the intention of AT&T's management to ensure that shareowners receive a distribution for each company, based on their investment in AT&T at the time of the distribution. Shareholders will be notified by mail as soon as the distribution plans have been finalized.

The distribution of shares in the new companies doesn't all happen at once. Completion of the creation of the three new companies will take anywhere from 18-24 months depending on the timing of regulatory and other approvals. Shares will be distributed as soon as appropriate at different stages in the process.


WILL A SHAREOWNER BE ABLE TO BUY AND SELL SHARES IN ONE COMPANY, BUT NOT IN ANOTHER?

Yes, each of these will be a publicly traded security and can be bought and sold like any other stock. Once shares are distributed, you are free to sell or hold them at anytime.


WHAT WILL BE THE TAX CONSEQUENCE OF THIS SHARE DISTRIBUTION?

AT&T expects that any shares you receive should be tax-free under U.S. tax laws. Please consult your tax advisor for additional information.


WILL THESE COMPANIES OFFER DIVIDENDS?

Each company will institute dividend and shareowner policies that are appropriate within their individual markets. Factors such as financial performance, capital structures and dividend policies of comparable companies and each company's on-going capital needs will be reviewed by the board of directors. They expect to complete their review by the end of the year.


HOW CAN SHAREOWNERS DETERMINE THEIR COST BASIS IN THESE COMPANIES AFTER THESE TRANSACTIONS ARE COMPLETED?

At an appropriate time in the future, the existing cost basis guide on the AT&T web site will be updated to explain how to calculate the cost basis of the new companies. The cost basis guide will also be printed and mailed to shareowners along with share statements issued in the new companies.


WHERE DO I GO FOR ADDITIONAL INFORMATION ON THESE CHANGES?

For additional information on these dynamic changes, please continue to visit our web site at www.att.com for information about AT&T, including company news and details on products and services or www.att.com/ir for up to the minute information for shareowners and the financial community.

                                    # # #


The foregoing are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.


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AT&T SHAREOWNER SERVICES
WEB EXCHANGE QA

QUESTIONS AND ANSWERS ABOUT THE WIRELESS EXCHANGE OFFER

WHAT IS THE AWE EXCHANGE OFFER?

In April, AT&T issued shares of AWE, a tracking stock designed to reflect the economic performance of AT&T's wireless services business. The first step was an Initial Public Offering (IPO), in which 360 million shares were sold, raising $10.6 billion for wireless operations. The next step is expected to soon be underway. AT&T shareholders will have the opportunity to voluntarily exchange AT&T shares for AWE shares, subject to proration if more shares are requested than are made available in the offer. By early next year, AT&T plans to send to shareowners materials describing the exchange offer.
NO ACTION IS REQUIRED BY AT&T SHAREOWNERS AT THIS TIME.
-------------------------------------------------------

WHY DID AT&T CHOOSE TO CONDUCT THE EXCHANGE OFFER?

The exchange offer of at least $10 billion of AT&T Wireless Group Tracking stock is an important element of the overall plan to restructure AT&T's economic interest in our AT&T Wireless Group subsidiary in order to realize some of the economic value arising from AT&T's ownership of AT&T Wireless Group.

HOW WILL THE EXCHANGE OFFER AFFECT AT&T SHAREOWNERS?

The exchange offer will provide AT&T shareowners an opportunity to increase their interest in the financial performance of AT&T Wireless Group by exchanging shares of AT&T Common Stock for shares of AT&T Wireless Group Tracking stock, subject to proration.

HOW MANY SHARES OF AT&T WIRELESS GROUP TRACKING STOCK WILL SHAREOWNERS RECEIVE FOR EACH SHARE OF AT&T COMMON STOCK?

This "exchange ratio" will be determined and announced later. Shareowners will receive information explaining terms of the exchange as soon as it is available.

CAN SHAREOWNERS EXCHANGE ONLY A PORTION OF THEIR SHARES OF AT&T COMMON STOCK?

Yes. This is a voluntary exchange offer. Shareowners may tender some, all or none of their shares of AT&T Common Stock in the exchange offer, although proration in this offer may mean that shareowners cannot tender all of their shares.

WHAT WILL HAPPEN TO SHARES OF AWE AFTER AT&T WIRELESS BECOMES A SEPARATE
COMPANY?



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


As a tracking stock, AWE continues to be part of AT&T, and shareowners in AWE maintain voting rights in AT&T. Over the next year, however, the AT&T board of directors has announced plans to launch Wireless services as a separate company. Any AWE tracking shares you own at that time would be converted into shares in the new company.

WILL SHAREOWNERS BE TAXED ON THE SHARES OF AT&T WIRELESS GROUP TRACKING STOCK THEY RECEIVE IN THIS EXCHANGE OFFER?

The exchange of AT&T for AWE should be tax-free under US law to stockholders who participate in the exchange offer.


                                    # # #


The foregoing are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.





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